Exhibit 8.1

List of subsidiaries

Subsidiary Name	Place of Incorporation	% held
CIMC Marketing Pty Ltd	Australia	100% Direct
Binario Ltd.	British Virgin Islands	100% Direct
Yamaga Ltd.	Hong Kong	100% Direct
Dragon Creative Ltd	Hong Kong	100% Direct
Global Vantage Audio Ltd	Hong Kong	50% Indirect
GOXD Technology Limited	Hong Kong	100% Indirect
Marvel Digital Ltd	Hong Kong	100% Indirect
Visumotion International Ltd	Hong Kong	100% Indirect
Marvel Digital (Shenzhen) Ltd	China, PRC	100% Indirect
Marvel Software (Shenzhen) Ltd	China, PRC	100% Indirect
Digital Media Technology Ltd	Labuan, Malaysia	100% Indirect
Yamaga Audio Limited	Nevada, USA	100% Direct
Zamora Corporation	Nevada, USA	100% Direct